SEC 5/8/5

AB 4/27

06008454

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 02 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/06/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grail Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center San Francisco CA 94111
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2006
WASH. D.C.
152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JB 6-28

OATH OR AFFIRMATION

I, Donald Putnam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grail Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

MARK GALLAGHER
MY COMM. EXPIRES OCT. 16, 2010
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2006
WASH. D.C.
152

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Grail Securities, LLC

Financial Statements

For the Period from May 6, 2005 (commencement of operations) through December 31, 2005

Grail Securities, LLC
Table of Contents
December 31, 2005

Page

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Grail Securities, LLC
San Francisco, California

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of Grail Securities, LLC (the "Firm") at December 31, 2005, and the results of its operations and its cash flows for the period from May 6, 2005 (commencement of operations) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2006

Grail Securities, LLC
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	99,939
Total assets	$	99,939
Liabilities and member's equity		
Liabilities		
Due to Grail Partners, LLC	$	7,294
Accrued expenses		15,000
Total liabilities		22,294
Member's Equity		77,645
Total liabilities and member's equity	$	99,939

The accompanying notes are an integral part of these financial statements.

Grail Securities, LLC
Statement of Operations
For the Period from May 6, 2005 (commencement of operations) through December 31, 2005

Expenses	
Professional fees	$ 15,000
Regulatory fees	5,790
Other expenses	1,565
Total expenses	22,355
Net loss	$ (22,355)

The accompanying notes are an integral part of these financial statements.

Grail Securities, LLC
Statement of Changes in Member's Capital
For the Period from May 6, 2005 (commencement of operations) through December 31, 2005

Member's Capital - Beginning of Period	$	-
Contributions		100,000
Net loss		(22,355)
Member's Capital - End of Period	$	77,645

The accompanying notes are an integral part of these financial statements.

Grail Securities, LLC
Statement of Cash Flows
For the Period from May 6, 2005 (commencement of operations) through December 31, 2005

Cash flows from operating activities	
Net loss	$ (22,355)
Adjustments to reconcile net loss to net cash provided by operating activities	
Net change in accounts payable and accrued expenses	22,294
Net cash used in operating activities	(61)
Cash flows from financing activities	
Contributions From the Member	100,000
Net cash provided by financing activities	100,000
Net increase in cash and cash equivalents	99,939
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 99,939

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Grail Securities, LLC (the "Firm") was incorporated on May 6, 2005 under the laws of the State of Delaware. It is a licensed NASD broker/dealer in California with one office in San Francisco, California. The Firm is a wholly-owned subsidiary of Grail Partners, LLC. The firm is engaged in the private placement of securities as well as mergers and acquisition advisory services for private companies wishing to merge or raise capital. For the period ended December 31, 2005, the Firm was primarily engaged in formation and registration activities, and as such did not generate any revenue. The Firm is a limited liability company and as such no member shall have any personal liability to the Firm, any other member, or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the member to the Firm.

2. Summary of Significant Accounting Policies

Generally Accepted Accounting Principles
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the revenues and expenses at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Firm classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation limit.

Income Taxes
The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code, a Limited Liability Company is a reporting entity only. The member reports its distributive share of the Firm's income and credits on the member's tax return.

3. Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Firm had net capital of $77,645 which was $72,645 in excess of its required net capital of $5,000. The Firm's net capital ratio was 0.29 to 1.

4. Related Party Transactions

The Firm has an expense-sharing agreement in place with its parent Grail Partners, LLC. Under this agreement, the Firm pays and records expenses related only to securities transactions commissions, professional fees, fidelity bond insurance, business licenses and taxes, and state and federal taxes where applicable. Grail Partners, LLC will not look towards the Firm for repayment of expenses not covered by this agreement such as rent, utilities, office supplies, telephone and fractional salaries. Grail Partners, LLC asserts that these expenses and related liabilities not covered under the expense sharing agreement are listed in the name of Grail Partners, LLC and will remain the liability of same.

Supplementary Information

Grail Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2005

Supplementary Schedule I

Computation of net capital			
Member's equity (from Balance Sheet)		$	77,645
Non-allowable assets			-
Net capital		$	77,645
Aggregate indebtedness		$	22,294
Computation of net capital requirement			
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$	1,486
Minimum dollar net capital requirement	(B)	$	5,000
Net capital requirement (greater of (A) or (B))		$	5,000
Excess net capital (net capital, less net capital requirement)		$	72,645
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$	75,416
Ratio: Aggregate indebtedness to net capital			0.29:1

There are no material differences between the amounts presented above and the amounts as reported on the Firm's unaudited Focus Report as of December 31, 2005.

Grail Securities, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2005

Supplementary Schedule II

The Firm claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

**Report of Independent Accountants on Internal Control
Required By SEC Rule 17a-5**

Member of
Grail Securities, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Grail Securities, LLC (the "Firm") for the period from May 6, 2005 (commencement of operations) through December 31, 2005, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Firm is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

PRICEWATERHOUSECOOPERS

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2006